                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13G

            INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT TO
  RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                                (Amendment No.1)*

                             WAXMAN INDUSTRIES, INC.
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                                (Name of Issuer)

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
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                         (Title of Class of Securities)

                                    944124106
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                                 (CUSIP Number)

                                February 14, 2002
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             (Date of Event Which Requires Filing of this Statement)
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Check the  appropriate box to designate the rule pursuant to which this Schedule is filed:

            / /        Rule 13d-1(b)

            /x/        Rule 13d-1(c)

            / /        Rule 13d-1(d)

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            * The  remainder  of this  cover  page  shall  be  filled  out for a reporting  person's  initial filing on this form with respect to the subject  class  of  securities,  and  for any  subsequent  amendment containing information which would alter the disclosures provided in a prior cover page.

                        The information  required in the remainder of this cover
            page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities  Exchange Act of 1934 or otherwise  subject to the liabilities  of that  section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 944124106                     13G             Page 2 of 7 Pages
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================================================================================
      1      NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               Larry Callahan
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      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) / /
                                                                        (b) / /
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      3      SEC USE ONLY

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      4      CITIZENSHIP OR PLACE OR ORGANIZATION

                         UNITED STATES
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  NUMBER OF           5         SOLE VOTING POWER
   SHARES
BENEFICIALLY
OWNED BY EACH                               150,200 shares (1)
 REPORTING
PERSON WITH
             -------------------------------------------------------------------
                      6         SHARED VOTING POWER

                                            0 shares
             -------------------------------------------------------------------
                      7         SOLE DISPOSITIVE POWER

                                            150,200 shares (1)
             -------------------------------------------------------------------
                      8         SHARED DISPOSITIVE POWER

                                            0 shares
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      9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         150,200 shares (1)
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      10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
             CERTAIN SHARES (2)
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      11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                         15.0%
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      12     TYPE OF REPORTING PERSON

                         IN
================================================================================

(1)               Includes 40,100 shares of Class A common stock, $.01 par value of Waxman Industries,  Inc. ("Class A Common Stock") which are held in Mr. Callahan's IRA account whose investment  decisions are controlled by him. Also includes (i) 8,500 shares of Class
                  A  Common  Stock  held by  Terri  Callahan's,  Mr.  Callahan's spouse,  IRA account  and (ii) 9,300  shares of Class A Common
                  Stock held by Mr. Callahan's minor children.

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CUSIP No. 944124106                     13G             Page 3 of 7 Pages
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(2)               Huntleigh  Securities,  Mr. Callahan's  employer,  owns 61,366 shares  of  Class  A  Common  Stock.  Mr.  Callahan  is not an
                  officer,  director or shareholder of Huntleigh  Securities and he does not have any  voting or  dispositive  power  over such shares.  Mr. Callahan disclaims  beneficial  ownership of such shares.  Mr. Callahan has no agreements or understanding  with
                  Huntleigh  Securities  relating  to its  investment  in Waxman
                  Industries, Inc.

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CUSIP No. 944124106                     13G             Page 3 of 7 Pages
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   Item 1.

   (a)         Name of Issuer:                     Waxman Industries, Inc.
   (b)         Address of Issuer's Principal Executive Offices:
                                                   24460 Aurora Road,
                                                   Bedford Heights, Ohio 44146

   Item 2.

   (a)         Name of Person Filing:  Larry Callahan
   (b)         Address of Principal Business Office, or if none, Residence:
                                                   c/o Huntleigh Securities
                                                   8000 Maryland Avenue
                                                   Saint Louis, Missouri 63105
   (c)         Citizenship: United States
   (d)         Title of Class of Securities: Class A Common Stock,
                                                   par value $.01 per share
                                                   ("Class A Common Stock")
   (e)         CUSIP Number: 944124106

   Item 3. If this  statement is filed  pursuant to Rule  13d-1(b),  or
                13d-2(b) or (c), check whether the person filing is a:

               /x/         Not Applicable

   (a)         / /         Broker or dealer  registered  under Section 15 of the
                           Exchange Act.

   (b)         / /         Bank as defined in section 3(a)(6) of the Exchange Act.

   (c)         / /         Insurance  company as defined in section  3(a)(19) of
                           the Exchange Act.

   (d)         / /         Investment  company registered under section 8 of the
                           Investment Company Act.

   (e)         / /         An  investment   adviser  in  accordance   with  Rule
                           13d-1(b)(1)(ii)(E);

   (f)         / /         An  employee   benefit  plan  or  endowment  fund  in
                           accordance with Rule 13d-1(b)(1)(ii)(F).

   (g)         / /         A  parent  holding   company  or  control  person  in
                           accordance with Rule 13d-1(b)(1)(ii)(G).

   (h)         / /         A savings  association  as defined in Section 3(b) of
                           the Federal Deposit Insurance Act;

   (i)         / /         A church plan that is excluded from the definition of
                           an investment  company under Section  3(c)(14) of the
                           Investment Company Act.

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CUSIP No. 944124106                     13G             Page 5 of 7 Pages
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   (j)         / /         Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

   Item 4.     Ownership

   (a)         Amount Beneficially Owned: 150,200 shares (1).
   (b)         Percent of Class: 15.0%*.
   (c)         Number of shares as to which such person has:
               (i)      sole power to vote or direct the vote: 150,200 shares (1).
               (ii)     shared power to vote or direct the vote: 0 shares.
               (iii)    sole power to dispose or direct the disposition of:
                        150,200 shares (1).
               (iv)     shared power to dispose or direct the disposition of:
                        0 shares.

   * Based on 1,003,900 shares of Class A Common Stock outstanding as of January
   30, 2002 as reported in the Issuer's  quarterly  report for the quarter ended
   December 31, 2001 on Form 10-Q.

   (1)  Includes 40,100 shares of Class A common stock, $.01 par value of Waxman
        Industries,  Inc.  ("Class  A  Common  Stock")  which  are  held  in Mr.
        Callahan's IRA account whose investment decisions are controlled by him.
        Also  includes  (i) 8,500  shares of Class A Common  Stock held by Terri
        Callahan's, Mr. Callahan's spouse, IRA account, and (ii) 9,300 shares of
        Class A Common Stock held by Mr. Callahan's minor children.

   Item 5.     Ownership of Five Percent or Less of a Class.

                           If this  statement  is being filed to report
               the fact that as of the date hereof the reporting person
               has ceased to be the beneficial  owner of more than five
               percent of the class of securities,  check the following
               [ ].

   Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

               Not Applicable.

   Item 7.     Identification   and   Classification  of  the  Subsidiary  Which
               Acquired the  Security  Being  Reported on by the Parent  Holding
               Company.

               Not Applicable.

   Item 8.     Identification and Classification of Members of the Group.

               Not Applicable.

   Item 9.     Notice of Dissolution of Group.

               Not Applicable.

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CUSIP No. 944124106                     13G             Page 6 of 7 Pages
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   Item 10. Certification.

                           By signing below I certify that, to the best
               of my knowledge and belief,  the securities  referred to
               above were not acquired and are not held for the purpose
               of or with the effect of  changing  or  influencing  the
               control  of the  issuer of the  securities  and were not
               acquired  and are not  held in  connection  with or as a
               participant  in any  transaction  having that purpose or
               effect.

           [The remainder of this page was intentionally left blank.]

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CUSIP No. 944124106                     13G             Page 7 of 7 Pages
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                                    SIGNATURE
                                    ---------

                        After reasonable inquiry and to the best of my knowledge
and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2002

                                             By: /s/ Larry Callahan
                                                --------------------------------
                                                        Larry Callahan